FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2016
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Director/PDMR Shareholding dated 29 February 2016
Exhibit No. 2	Total Voting Rights dated 29 February 2016
Exhibit No. 3	Publication of Prospectus dated 07 March 2016
Exhibit No. 4	Director/PDMr Shareholding dated 08 March 2016
Exhibit No. 5	Filing of Annual Report on Form 20-F with the SEC dated 29 March 2016
Exhibit No. 6	Total Voting Rights dated 31 March 2016

Exhibit No. 1

The Royal Bank of Scotland Group plc
29 February 2016

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMRs") IN ACCORDANCE WITH DTR 3.1.2R AND DTR 3.1.4R

The Royal Bank of Scotland Group plc (the "Company") announces that it was notified on 29 February 2016 that the PDMRs set out below purchased ordinary shares of £1 in the Company ("Shares") on that date.  The number of Shares purchased and the relevant purchase price for each transaction are also set out below.

PDMR	No. of Shares purchased	Purchase price per Share

Howard Davies	40,000	£2.221
Ross McEwan	200,000	£2.230
Ewen Stevenson	200,000	£2.232

For further information contact:-
RBS Media Relations - +44(0)131 523 4205

Person responsible for making notification:-
Aileen Taylor, Company Secretary

Exhibit No. 2

The Royal Bank of Scotland Group plc
Total Voting Rights and Capital changes - Conformity with the Disclosure and Transparency Rules

In conformity with the Disclosure and Transparency Rules, The Royal Bank of Scotland Group plc ('RBSG') hereby notifies the following in respect of its issued share capital with voting rights as at 29 February 2016:-

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			29 February 2016
Ordinary shares of £1	11,625,187,084	4	46,500,748,336
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000
Total:	11,626,087,084		46,504,348,336

of which none are held in Treasury.

Shareholders may use the above figures for their calculations to determine whether they are required to notify their interest in, or a change to their interest in the Company under the FCA's Disclosure and Transparency Rules.

Exhibit No. 3

Publication of Prospectus

The prospectus has been approved by the UK Listing Authority and is available for viewing:

Prospectus relating to The Royal Bank of Scotland plc and The Royal Bank of Scotland Group plc £90,000,000,000 Euro Medium Term Note Programme dated 7 March 2016.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/2890R_-2016-3-7.pdf

A copy of the above Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do.

For further information, please contact:

Matthew Richardson
Debt Investor Relations
The Royal Bank of Scotland Group plc
280 Bishopsgate
London EC2M 4RB

TEL: +44 20 7678 1800

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries specified in the Prospectus only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 4

The Royal Bank of Scotland Group plc
8 March 2016

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY IN ACCORDANCE WITH DTR 3.1.2R AND DTR 3.1.4R

1. The Royal Bank of Scotland Group plc (the "Company") announces that conditional deferred awards over ordinary shares of £1 in the Company ("Shares") vested on 7 March 2016 to the Persons Discharging Managerial  Responsibility ("PDMRs") set out below. The conditional deferred awards were granted under the RBS 2010 Deferral Plan between March 2013 and March 2015. The number of Shares sold to meet relevant tax liabilities arising on vesting and the number of vested Shares retained by each PDMR is set out below:-

PDMR	No. of Shares vested	No. of Shares sold to satisfy relevant tax liability	No. of vested Shares retained

Elaine Arden	7,545	3,547	3,998
Mark Bailie	415,076	195,087	219,989
Chris Marks	415,076	195,087	219,989
Leslie Matheson	4,856	2,283	2,573
Ross McEwan	18,797	8,835	9,962
Alison Rose	102,308	48,086	54,222
David Stephen	21,053	9,895	11,158

The market price per Share on the date of vesting was £2.303.  Vested Shares retained after payment of relevant tax liabilities are subject to a six month retention period from vesting and are held in the Computershare Retained Shares Nominee account.

2. The Company announces that conditional long term incentive awards over Shares vested on 7 March 2016 (where stated) or 8 March 2016 to the PDMRs set out below.  The conditional long term incentive awards were granted under the RBS 2010 Long Term Incentive Plan in March 2013 (or as otherwise stated).  The number of Shares sold to meet relevant tax liabilities arising on vesting and the number of vested Shares retained by each PDMR is set out below:-

PDMR	No. of Shares vested	No. of Shares sold to satisfy relevant tax liability	No. of Shares retained

Elaine Arden	108,668	51,074	57,594
Mark Bailie	75,972	35,707	40,265
Chris Marks	75,972	35,707	40,265
Leslie Matheson	72,704	34,171	38,533
Ross McEwan	431,614	202,859	228,755
Simon McNamara1	71,773	33,734	38,039
Alison Rose	179,011	84,136	94,875
David Stephen	113,398	53,298	60,100
Ewen Stevenson2	147,354	69,257	78,097

1 Granted and announced on 8 November 2013 and vested on 7 March 2016.
2 Granted and announced on 19 May 2014 and vested on 7 March 2016.

The market price per Share for those that vested on 7 March 2016 was £2.303.  The market price per Share for those that vested on 8 March 2016 was £2.301. Vested Shares retained after payment of relevant tax liabilities are subject to a six month retention period from vesting and are held in the Computershare Retained Shares Nominee account.

3.   The Company announces that conditional long term incentive awards over Shares have been granted on 8 March 2016 under the RBS 2014 Employee Share Plan to the PDMRs set out below.  The awards are eligible to vest in equal tranches in 2020 and 2021, subject to the achievement of performance conditions. Malus provisions will apply up until vest and clawback provisions will also apply for a period of seven years from the date of grant.

PDMR	No. of Shares representing the initial notional value of award at grant	Maximum no. of Shares eligible to vest

Elaine Arden	233,898	487,287
Mark Bailie	462,480	963,498
Chris Marks	462,480	963,498
Leslie Matheson	265,793	553,735
Ross McEwan	569,860	1,187,207
Simon McNamara	297,688	620,183
Jonathan Pain	233,898	487,287
Alison Rose	297,688	620,183
David Stephen	276,425	575,884
Ewen Stevenson	457,164	952,424
David Wheldon	159,476	332,241

The market price per Share used on the grant of the above awards was £2.2574.  Vested Shares retained after payment of relevant tax liabilities will be subject to a six month retention period from vesting.

For further information contact:-
RBS Media Relations - +44(0)131 523 4205

Person responsible for making notification:-
Aileen Taylor, Company Secretary

Exhibit No. 5

FILING OF ANNUAL REPORT ON FORM 20-F WITH THE US SECURITIES AND EXCHANGE COMMISSION

The Royal Bank of Scotland Group plc (the "Company") announces that, on 24 March 2016, it filed its Annual Report on Form 20-F with the US Securities and Exchange Commission (SEC).  The document is available for viewing on the SEC website at www.sec.gov and also on the Company's website at www.rbs.com.  The Company will send any holder of the Company's securities, upon request, a hard copy of the Company's complete audited financial statements free of charge.  Requests may be made by writing to the Company Secretary, The Royal Bank of Scotland Group plc, RBS Gogarburn, PO Box 1000, Edinburgh EH12 1HQ.

Aileen Taylor
Company Secretary
29 March 2016

Exhibit No. 6

The Royal Bank of Scotland Group plc
Total Voting Rights and Capital changes - Conformity with the Disclosure and Transparency Rules

In conformity with the Disclosure and Transparency Rules, The Royal Bank of Scotland Group plc ('RBSG') hereby notifies the following in respect of its issued share capital with voting rights as at 31 March 2016:-

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			31 March 2016
Ordinary shares of £1	11,661,089,715	4	46,644,358,860
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000
Total:	11,661,989,715		46,647,958,860

of which none are held in Treasury.

Shareholders may use the above figures for their calculations to determine whether they are required to notify their interest in, or a change to their interest in the Company under the FCA's Disclosure and Transparency Rules.

Date: 31 March 2016

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary